UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VERITEC, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

92 343 7305

(CUSIP Number)

Albert A. Woodward, Esq.

Leonard, Street And Deinard, P.A.

150 South Fifth Street, Suite 2300

Minneapolis, Minnesota  55402

(612) 335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92 343 7305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Van Thuy Tran

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 297,960

	8.	Shared Voting Power 8,906,336

	9.	Sole Dispositive Power 297,960

	10.	Shared Dispositive Power 8,906,336

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,204,296

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 61%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence J. Johanns

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 317,932

	8.	Shared Voting Power 8,906,336

	9.	Sole Dispositive Power 317,932

	10.	Shared Dispositive Power 8,906,336

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,224,268

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 61%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Matthews Group, LLC 41-1937633

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization MN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,906,336

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 8,906,336

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,906,336

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement relates to the voting Common Stock, $.01 value of Veritec, Inc. (the “Issuer”), a Nevada corporation, having its principal place of business at 2445 Winnetka Avenue North, Golden Valley, MN 55427.

Item 2.	Identity and Background

This statement is filed jointly by the individuals and entity identified below (collectively the “Holders”):

1.             Van Thuy Tran

1430 Orkla Drive

Golden Valley, MN  55427

Ms. Tran is an investor and is a director and officer of the Issuer, as well as a co-owner of The Matthews Group, LLC.

2.             Lawrence J. Johanns

1120 Mechanic Street

Osage, IA  50461

Mr. Johanns is an investor and co-owner of The Matthews Group, LLC and is self-employed.

3.             The Matthews Group, LLC

1430 Orkla Drive

Golden Valley, MN  55427

The Matthews Group, LLC is an investor and is a holding company.

None of the above-referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, any of the Holders became subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each individual Holder is a citizen of the United States.  The Matthews Group, LLC is a limited liability company organized in Minnesota.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares beneficially owned by the Holders were acquired directly or indirectly with personal funds.  Effective as of December 31, 2004, The Matthews Group, LLC converted promissory notes of the Issuer in the principal amount of $747,374.11 plus accrued interest into 7,217,749 shares of the Issuers’ Common Stock.  In addition, as of December 31, 2004, The Matthews Group, LLC surrendered 75,000 shares of Series H Preferred Stock acquired in 1999 for conversion into 750,000 shares of Common Stock of the Issuer in accordance with the Plan of Reorganization of the Company.  The shares of Common Stock of the Issuer were acquired by each Holder by conversion of outstanding promissory notes of the Issuer into shares of common stock of the Issuer in accordance with the terms of said notes.  The Issuer delivered to The Matthews Group, LLC and the members of The Matthews Group, LLC on its behalf four promissory notes aggregating $747,374.11 at various times from 2001 through 2004.  The promissory notes provide that the unpaid principal amount, together with accrued interest may be converted, in whole or in part, into common stock of the Issuer.  Effective December 31, 2004, the Holders elected to convert such notes into common stock of the Issuer.  Information with respect to the promissory notes is set forth below.

Holder	Date of Note	Conversion Price	Principal Amount	Accrued Interest through 12/31/04	Shares Issuable
The Matthews Group, LLC	Dec. 1, 2000	$0.10	$397,374.11	$162,161.69	5,595,358
The Matthews Group, LLC	Mar. 28, 2002	$0.25	$100,000	$27,575.60	510,302
The Matthews Group, LLC	Nov. 19, 2003	$0.25	$150,000	$16,829.79	667,319
The Matthews Group, LLC	Nov. 20, 2003	$0.25	$100,000	$11,192.40	444,770
Total Shares					7,217,749

The loans made by The Matthews Group, LLC to the Issuer and evidenced by the foregoing promissory notes were made with personal funds.  The Series H Preferred Stock was acquired by The Matthews Group LLC in 1999 directly from the Issuer in exchange for a promissory note given to complete the Plan of Reorganization of the Company as approved by the Bankruptcy Court.  Originally, The Matthews Group, LLC received 275,000 shares of Series H Preferred Stock in exchange for a promissory note in the original principal amount of $2,000,000.  Each Series H share is convertible into 10 shares of Common Stock.  In 1999, The Matthews Group, LLC converted 200,000 Series H shares into 2,000,000 shares of Common Stock.  At December 31, 2004, the remaining unpaid principal balance of the note was $759,259.32.  The note is being paid in monthly installments through 2008.

Item 4.	Purpose of Transaction

The Holders acquired the common stock of the Issuer for investment purposes.  Although the Holders have no plans to acquire additional common stock of the Issuer, they specifically reserve the right to purchase additional common stock of the Issuer or to sell common stock if they deem it in their best interest.  The Holders specifically reserve the right to communicate with other shareholders of the Issuer regarding matters of common concern.  As a consequence of the transactions described above, the Holders control the Issuer.  The Holders do not have any current plans or proposals respecting extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the listing or de-listing of the Issuer’s securities or similar actions.
Item 5.	Interest in Securities of the Issuer

Information with respect to the aggregate number, and percentage, of all outstanding common stock of the Issuer beneficially owned as of January 1, 2005 by each of the Holders is set forth below:

Name	Number of Shares of Common Stock	Percentage of Outstanding Shares

Van Thuy Tran*	9,204,296	61%
Lawrence J. Johanns*	9,224,268	61%
The Matthews Group, LLC	8,906,336	59%

* Includes 8,906,336 shares of Common Stock owned by The Matthews Group, LLC over which Ms. Tran and Lawrence J. Johanns exercise voting and dispositive control.

The Holders’ responses to Items 7 through 13 of the cover pages of Schedule 13 are incorporated herein by reference.

As of January 1, 2005, and after conversion of the notes and Series H Preferred Stock as described above, the Issuer had 15,039,598 shares of common stock outstanding.  The Holders, at the present time, collectively own 9,522,228 shares of the Issuer’s common stock, constituting 63% of all of the Issuer’s outstanding voting Common Stock.  The following transactions by the Holders in common stock of the Issuer have occurred in the last 60 days.  See Item 3.

John Johanns, who was previously identified as a member of the filing group, has advised The Matthews Group, Lawrence Johanns, and Van Thuy Tran that he has withdrawn from the group.

On September 2, 2003, The Matthews Group, LLC acquired 150,000 shares of the Issuer’s Common Stock from the Issuer in exchange for a 50% interest in Veritec Iconix Ventures, Inc.  This transaction was not previously reported

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
Exhibit A - Agreement as to joint filing pursuant to Regulation Section 240.13d-1(k)(1)(iii).

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2005

/s/ Van Thuy Tran
Van Thuy Tran

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2005

/s/ Lawrence J. Johanns
Lawrence J. Johanns

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2005

THE MATTHEWS GROUP, LLC

By:	/s/ Van Thuy Tran
Van Thuy Tran
Its	Managing Partner

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-l(k)(1)(iii), the undersigned acknowledge and agree that the attached Amendment No. 1 to Schedule 13D relating to Veritec, Inc. is being filed on behalf of each of the undersigned.

/s/ Van Thuy Tran
Van Thuy Tran

/s/ Lawrence J. Johanns
Lawrence J. Johanns

THE MATTHEWS GROUP, LLC

By:	/s/ Van Thuy Tran
Van Thuy Tran
Its	Managing Partner